Filed by CIENA Corporation
pursuant to Rule 425
Commission File No. 0-21969
Subject Company: WaveSmith Networks, Inc.

This filing is a transcript of a conference call which was held on April 9, 2003.

CIENA CORPORATION

Moderator: Suzanne DuLong
April 9, 2003
4:30 p.m. CT

Operator: Good day everyone, and welcome to the CIENA Corporation special investor conference call. Today’s call is being recorded. At this time, for opening remarks and introductions, I would like to turn the call over to the Vice President of Investor Relations, Ms. Suzanne DuLong. Please go ahead, ma’am.

Suzanne DuLong: Thanks, Kathy, and welcome, everyone, to this special call to discuss CIENA’s announced acquisition of WaveSmith Networks.

I am pleased to have with me Gary Smith, CIENA’s CEO and President, and Joe Chinnici, our CFO. This afternoon I’m also pleased to welcome Tom Burkardt, Chairman, President and CEO of WaveSmith. In addition, Beth Perry, CIENA’s Senior Vice President-Business Development, will be with us for the Q&A portion of today’s call.

Gary will provide summary comments about this combination. Tom will briefly review WaveSmith’s product family and applications, and Joe will conclude our prepared remarks with a review of the expected timetable and the financial impact of this acquisition. We’ll then open the call to questions from (the outside) analysts.

The press release is available on national business wire, First Call, and also on CIENA’s Web site at CIENA.com. If you’re unable to obtain the press release, or if you’d like to be added to our e-mail distribution list, please call CIENA’s IR department at 888-243-6223.

Before I turn the call over to Gary, I will remind you that, during this call, it’s likely that we’ll be making some forward-looking statements. Such statements are based on current expectations, forecasts and assumptions of the company that include risk and uncertainties that could cause actual results to differ materially from the statements discussed today.

These statements should be viewed in the context of the risk factors detailed in our 10-Q, filed with the SEC. In addition, the company assumes no obligation to update this information discussed in this conference call, whether as a result of new information, future events or otherwise. Gary?

Gary Smith: Thanks, Suzanne, and good afternoon everyone. And (I) particularly appreciate you joining us on such short notice.

We’re very excited about this acquisition and wanted to take just a few minutes to talk to you about it and, of course, to answer any questions that you might have.

As detailed in the press release, we’ve announced our intent to acquire WaveSmith Networks. And as many of you know, WaveSmith is focused on delivering innovative, multiservice switching platforms to the carrier market. Their DN platform is a flexible, evolutionary platform that currently offers very low cost next generation (ATM), frame relay and circuit emulation capabilities with a roadmap that enables a foundation for future offerings such as (MPLS).

Our relationship with WaveSmith began several months ago when we invested in their third round of financing and, at the urging of several incumbent carriers, entered into a worldwide reseller agreement with them at that time.

WaveSmith has already demonstrated solid traction (at) several customers. They are deployed in several, regional networks and, most recently, announced a contract win at (SBC). (SBC) has begun deployment and intend to use the (DN-7100) multiservice switch for DSL aggregation across 200 nationwide sites.

This traction, in part, drove our thinking behind the timing of this acquisition. In addition, we’re excited about the role WaveSmith’s platform can play in our evolving (MPLS) strategy and the opportunities that WaveSmith opens up to CIENA.

The addition of WaveSmith to CIENA’s solution set is clearly another bold step in support of our product strategy, leveraging our core position and expanding up, out and across the networks, fundamentally increasing our addressable market as we go.

We believe this is an important ingredient to restoring revenue growth and to improving the overall health of our business. Again, we’re excited to have the WaveSmith team onboard, and I believe that their product family will be an important contributor to CIENA’s future. Tom, do you want to talk about the WaveSmith side of this?

Tom Burkardt: Sure, Gary. Thanks. Hello, everyone, and thank you very much for joining us.

We believe this is the next logical step in WaveSmith’s relationship with CIENA, and, clearly, we’re very excited to be joining the CIENA team. There are natural synergies between the two companies. Since its inception, CIENA’s worked very hard to deliver technology-enabled, economically-driven network solutions, and we certainly share that vision in common.

WaveSmith’s DN multiservice platform carries an economically compelling and architecturally appealing alternative to legacy products. Our DN platform epitomizes and delivers on that philosophy and a part of the network that CIENA has been unable to participate in to date.

With WaveSmith’s existing customer traction and incumbent carrier focus, I believe WaveSmith jumpstarts CIENA’s entree into the (layer-two) switching arena. In this environment, carriers are looking to transition their networks at a pace that matches their business plan and their capital budgets. Our solutions enable that transition.

We provide a cap (and gross) solution for legacy networks by bringing feature parity with legacy gear and offering a migration path to future technologies such as (MPLS) — all this in addition to operational and cap ex savings in excess of 50 percent compared to legacy solutions.

Our DN switching platform increases profitability for carriers and provides and evolution path towards future technologies. The combination of our products and CIENA’s global reach, financial strength, market presence and product strategy offers carriers a compelling and comprehensive network solution.

We’re very excited about the combination of WaveSmith and CIENA, and I know for a fact that our existing customers and potential customers are equally as excited.

Joe, if you’re on the call from a remote, I think you’re going to review some of the details.

Joseph Chinnici: Thanks, Tom, and hello everyone.

Under the terms of the acquisition agreement, WaveSmith will merge into CIENA. All remaining outstanding shares of WaveSmith common and preferred stock will be exchanged for approximately 36 million CIENA common shares. The 36 million shares relate to the total share count, inclusive our — of our original investment.

This includes WaveSmith employee stock options, which will be converted into options to purchase CIENA shares. The number of shares is based on the average closing price of CIENA common stock during the five trading days ending April the 8th.

The aggregate value of the shares to be issued by CIENA for this acquisition is approximately $158 million, which is the net of the return on our original investment in WaveSmith. We expect this to qualify as a tax-free reorganization, and we believe that it will be accretive by 2004, exclusive of certain unusual, non-operational, nonrecurring charges or credits (that we acquire) by (GAAP).

The deal’s been approved by the board of directors of both CIENA and WaveSmith. It is subject to various conditions and approval by appropriate government agencies, including (SEC) clearance and clearance under Hart-Scott-Rodino. It also requires approval by WaveSmith shareholders.

Based on the timelines associated with the various approvals, we expect this transaction will close during CIENA’s third fiscal quarter. We’re not prepared to offer specific revenue contribution guidance for WaveSmith at this time, but we do expect some contribution during our current fiscal year.

We expect the acquisition will also add about four to $5 million in quarterly operating expenses. Kathy, we’ll now take some questions.

Operator: Thank you. Today’s question-and-answer session will be conducted electronically. To ask a question, you may do so by pressing the star key, followed by the digit one on your touch-tone phone. We will come to you in the order that you signal. We’ll pause for one moment to assemble our roster. Once again, star, one.

Our first question comes from Ehud Gelblum with J.P. Morgan.

Ehud Gelblum: Hi. Thank you. Actually I wasn’t getting a beep back, so I wasn’t sure if I was actually getting in queue.

Can you, Joe, just give us a little bit of the logic behind paying for, pretty much, the majority of the portion of this in stock as opposed to using cash?

Joe Chinnici: Sure, Ehud. Effectively, I like our cash. Not to be, you know, too funny about it, but I think — we want to continue to grow this company and expand and do different things, and I think, at this point in time, using stock for this particular transaction was the right move -and to save the cash to — for working capital needs.

We expect this business to grow pretty rapidly. It’s pretty exciting. Tom and the team have done a great job. They’re on the verge of some pretty good customer transactions and — hopefully, in the not too near — distant future, and we’re going to use the working capital to grow the business.

Ehud Gelblum: OK. If I can actually get one quick follow-up in there, the third round that you — of investment financing that you actually were part of — how did that compare in terms of valuation to the valuation that you have today?

Joe Chinnici: In terms of where did we end up and what kind of a premium did we pay? Is that where you’re headed?

Ehud Gelblum: Well, what was the valuation of the company at that third round, and was this — (out of this — obviously) ...

Joe Chinnici: I do believe it had a (pre-Monday) valuation of about $85 million — $83 million if memory serves me correct.

Ehud Gelblum: OK. OK. I guess if I can get one quick last thing on the product side, what are the thoughts going forward in terms of merging, perhaps, the product lines at all? Is there — is there a way — a natural way that that could happen?

Male: Well, clearly we’ll be managed underneath the (on-center) management umbrella. We’ve already done some of that integration as part of a reseller agreement, and we’ve also undergone some of the interoperability testing just to make sure that we’re all, you know, in line there as well.

Gary Smith: So, you know, Ehud, I guess (it’s) the benefit of the way we’ve approached this in terms of, you know, making an investment and then the reseller pieces that — you know, a lot of those kind of issues we’re a long way down the path on. And so, you know, we can be very robust about that based on, you know, a fair amount of knowledge and interaction at a number of customers.

Ehud Gelblum: Great. Thanks.

Operator: We’ll take our next question from Alex Henderson with Salomon Smith Barney.

Male: Hey, Alex.

Operator: Mr. Henderson, your line is open. Please go ahead.

(Daryl Armstrong): Yes. This is (Daryl Armstrong) for Alex today.

One quick question. In terms of the activity that you guys are seeing in RBOCs for this aggregation switching, is most of that related to them extending their DSL networks? Or are there other activities that are also driving demand for this product?

Tom Burkardt: Well, it’s a combination, actually. The ones that we’ve — we’ve certainly released at least one major one recently — was DSL aggregation. But there’s, frankly, there’s other opportunities in both frame relay and ATM services, traditional services, in both cap and grow and even replacement opportunities that we are looking at.

(Daryl Armstrong): OK. And then one last one. In terms of the SBC deal, you know, before this announcement, were there any explicit support agreements that CIENA had committed to the service provider? Or was it, you know, purely WaveSmith?

Tom Burkardt: Well, clearly, SBC was well informed of our relationship with CIENA. And clearly they — that weighed heavily, I think in their decision to go forward.

(Daryl Armstrong): OK. All right. Thanks.

Operator: Take our next question from Nikos Theodosopoulos with UBS Warburg.

Nikos Theodosopoulo: Yes, hi. Can you hear me?

Male: Yes.

Nikos Theodosopoulo: OK. I have three quick questions. How many employees does WaveSmith have?

Tom Burkardt: Ninety-eight.

Nikos Theodosopoulo: Ninety-eight. OK. And, Joe, I mean, given the op ex of $4 to $5 million a quarter and the historical profit margin of this type of business, is it fair to say that breakeven on a quarterly run rate would be like $8 to $10 million a quarter in revenues? Is that a fair estimate?

Joseph Chinnici: Let’s say that the margins for this type of product are pretty much consistent with products — similar products — that you’ve dealt with before and have covered before, Nikos.

Nikos Theodosopoulo: OK. All right. And the last question I have is, you mentioned that there are customers in addition to SBC. Can you talk about any of those, or the types of customers?

How many customers is WaveSmith shipping to, much like SBC, that are deploying it commercially in their networks right now? Thank you.

Tom Burkardt: Nikos, hi. It’s Tom. We’ve announced six. And we haven’t announced all of them. How’s that?

Nikos Theodosopoulo: OK. So there are six — there are six customers that are deploying much like SBC is deploying, maybe not for the same application, but deploying for a — commercially deploying their product.

Tom Burkardt: Six that have been announced, yes.

Nikos Theodosopoulo: OK. Well, I guess I’m not concerned about what you’ve announced, but what ...

Tom Burkardt: They’ve been installed and they are generating revenue, that’s correct.

Nikos Theodosopoulo: OK. All right. And can you talk about what types of customers these are? Or you’re not able to do that at this point?

Tom Burkardt: Well, there’s — clearly, they’re in the telco space, some tier two and some, you know, tier one.

Nikos Theodosopoulo: Are they all in the U.S.?

Tom Burkardt: Yes.

Nikos Theodosopoulo: OK. All right. Thank you very much.

Operator: We’ll take our next question from Christin Armacost with SG Cowen.

Christin Armacost: Thank you. Once — going back to what Daryl was trying to ask, is the relationship with — between WaveSmith and SBC, will that pull through any CIENA revenue per the existing relationship?

Gary Smith: Christin, this is Gary. SBC is currently not an announced customer of CIENA. And so, you know, one of the benefits of this relationship, you know, that we’ve clearly seen is, by moving into this space it allows us to, you know, get even further traction with some of our target customers, such as the RBOCs, you know, the incumbent carriers.

Christin Armacost: OK. And just trying to clarify the revenue contribution comment that Tom spoke of, there is — you will be generating, per Joe, some revenue in this fiscal year. But it sounds like you’ve already shipped for revenue some equipment from the six customers that you’ve announced?

Joseph Chinnici: That’s correct.

Christin Armacost: Is SBC one of those that you will recognize revenue from before the end of CIENA’s fiscal year?

Gary Smith: Christin, this is Gary. You know, I don’t want to talk about specific customers at this stage. I think as Joe said, we do expect, you know, for all being well in terms of the timing of the closing, et cetera, that we would recognize some revenue before the end of our fiscal year, probably be Q4.

Christin Armacost: All right. Thank you.

Operator: We’ll take our next question from Mike Gargano with Bear Stearns.

Mike Gargano: Good evening. Just a quick question. I was just wondering where you guys see some of the synergies coming in the acquisition. I assume, with a lot of the carriers, you probably have one group making the purchase decision when it comes to a lot of the optical products, and probably a different group making the decision when it comes to the multi-service switch area.

So, can you just talk a little bit about, you know, synergies? I know you talked a little bit about the OnCenter software being incorporated. And just anything else there?

Gary Smith: Well, you know, I think you’ve got to step back, Mike, and look at the overall, you know, vision of the architecture with, you know, the intelligent broadband. I think it fits in very well into our view of the migration of a lot of these networks through layer two.

And we’re ideally placed, given our ability to operate from a layer one with the intelligent core networks, and then migrate that through the layer two and at the edge of the network, and to integrate, you know, multiple facets at the edge of the network, and to automate the network and take cost out.

I mean, it’s very consistent with that. I think the synergies from a strategic point of view, as well, are around, you know, a (pure) next generation play that allows the carriers to migrate their networks. You know, it’s going to be an evolution, not a revolution.

And, you know, what we liked about the WaveSmith approach is it’s entirely consistent with that. Just as, you know, our positioning of Core Director with the incumbent carriers. It’s very similar to that.

Mike Gargano: Could you tell us the total number of trials that WaveSmith is in right now?

Gary Smith: We’re not prepared to talk about that at this stage, Mike.

Mike Gargano: OK. Thank you very much.

Gary Smith: Thank you.

Operator: We’ll go next to Hasan Imam with Thomas Weisel Partners.

Hasan Imam: Yes, thank you. First, in terms of the competitive landscape, are we talking about the usual suspects like Nortel, Lucent, Alcatel in the ATM switching market? Would that be a correct assumption?

Gary Smith: Yes, I think, you know, particularly, you know, Alcatel, Cisco and Nortel, yes. I think that’s — I think that’s the right kind of group.

Hasan Imam: OK. So, do you maybe talk a little bit about the competitive differentiation that WaveSmith offers, maybe taking the SBC account as an example? Thank you.

Tom Burkardt: Well, we clearly do well in a virtual circuit density measurement. That’s one of our key advantages. Price per port is also another one of our key advantages. Installation and ease of provisioning and configuration.

Those are, I think, the key areas that we excel in.

Hasan Imam: And in terms — sorry — and in terms of robust, let’s say, carrier class, ATM transport, are you able to play in that market, as well, with this product? Or is it more kind of edge aggregation?

Tom Burkardt: Well, we clearly are a multi-service edge switch. But we also do play in the ATM carrier market. And the carrier market, by the way, you know, requires reliability. And I didn’t mention that one before.

But we are absolutely, you know, NEBS compliant. We’re absolutely six-nines compliant. We do rolling upgrades with no downtime.

All of your typical telephony type reliability has been built into the product from day one. So from that perspective, we’re clearly carrier class.

And in the growth and size, we just announced the 8100 product, which puts us into another arena of capacity.

Hasan Imam: Are you deployed currently among the customers you’ve talked about in the ATM carrier market? Or in that segment?

Tom Burkardt: They’re ones we’ve announced. Yes, we are.

Hasan Imam: OK. Thank you.

Operator: We go next to Steve Levy with Lehman Brothers.

Steve Levy: Thanks. Just a few questions. Joe, when you say accretive by 2004, are you talking about sometime during 2004? Or for all of 2004?

Joseph Chinnici: Towards the latter half of the year, Steve.

Steve Levy: OK. And is there any relationship that WaveSmith has? For some reason I seem to remember something with Fujitsu, but maybe I’m mistaken.

Are there any other relationships that they have that are — have to be changed because you now own them?

Gary Smith: Steve, this is Gary. Certainly not that I’m aware of.

Steve Levy: OK. So the Fujitsu is somebody else, right?

Gary Smith: Yes, I don’t ...

Steve Levy: OK.

Joseph Chinnici: Yes, I’m not aware of anything either.

Steve Levy: OK. And then, I guess the last little question is, cash — how much cash does WaveSmith bring with it on the 98 employees?

Joseph Chinnici: It has about, between $18 and $19 million as of the end of February, Steve. They also have about a $5.7 million working capital line that’ll have to be paid off probably immediately upon the closing.

Steve Levy: That’s already drawn down.

Joseph Chinnici: Yes.

Steve Levy: Great. Thanks.

Operator: And George Notter, Deutsche Banc.

George Notter: Hi. Thanks very much, guys. Is there any OSMINE certification that needs to be done with this kind of a product? Or is that — is that not applicable here?

Tom Burkardt: It’s definitely applicable. And we are already Telcordia tested, OSMINE tested, for TIRKS and CON and NMA.

George Notter: Got it. And so it’s tested, but not certified? Or is there...

Tom Burkardt: No, Telcordia does not use the term certified. They use the term tested.

George Notter: Got it. OK. And how about from a network management perspective at SBC? Are you guys working with SBC to integrate the element management system of the product into their OSS systems? Or is this something that gets deployed without, you know, the hooks into their network management environment?

Tom Burkardt: George, frankly, I don’t like talking about the specifics of the implementations, especially at SBC. And I don’t feel comfortable on that subject, if that’s OK.

George Notter: Got it. OK. Thanks very much, guys.

Operator: Rick Schafer, CIBC.

Rick Schafer: Hey, thanks, guys. I’ve got a couple of quick questions. First one is a follow-up to Steve’s question from a second ago.

So, they’ve got $18, $19 million of cash, I guess, on the balance sheet. What has been their quarterly — or what is your quarterly cash burn, I guess, recently?

And I guess post-synergies, whatever we’re assuming in terms of synergies, what is it going to contribute to your guys cash burn?

And then I’ve got a quick follow-up to that.

Joseph Chinnici: Well, it’s a couple of million dollars a quarter, Rick. It’s not that much money.

Rick Schafer: Oh, to your burn.

Joseph Chinnici: Yes.

Rick Schafer: So, is that assuming any synergies? Or is that about what they’re doing on their own?

Joseph Chinnici: That’ll be probably net. There won’t be a whole lot of synergies here.

You know, we value that team that Tom’s put together, and we’re going to count on them.

Rick Schafer: OK. OK. Thanks. And then I’ve got just one quick follow-up.

How should I think of the upfront cost to a carrier, to like the WaveSmith solution? Is there a way to answer that? I know you’ve got a couple different boxes.

Tom Burkardt: Well, frankly, the name of the game is, you save them money as quickly as possible. They’re op ex goes down. The cap ex is small. There’s a lot of cap and grow opportunity here.

They’re looking at — you’ve got to realize that this market is in a situation where there’s a lot of legacy equipment out there, and they’re looking at, do they grow that equipment and pay the price of installing new boards in that equipment and expand that? Or, you know, with a much larger footprint, with a much higher price per port.

Or do they come in with us. We typically come in at about one-fifth the cost of the incumbent, and we usually cut the op ex in half. So it’s a pretty compelling argument. And we’re already, as I mentioned earlier in this, we’re already OSMINE tested. So, the back-office tie-in is in place, and the upfront cost is fairly minimal.

Rick Schafer: And when you say up to — you know, you come in at one-fifth the upfront costs of the legacy incumbent. Is that then shipping a brand new, you know, a brand new chassis, ...

Tom Burkardt: Yes, that would measured apples to apples, so a brand new chassis coming in, yes.

Rick Schafer: OK. And so, and just my last question is then, how loaded are you guys typically when you go out?

Tom Burkardt: Well that’s a varying question. It depends on the account. And it depends on their plans. Typically, you sit down with engineering, planning at the customer site. And you determine what we figure a particular site may grow to.

And then you choose the chassis. And then, from that point, you’ll figure out how much you want to fill that chassis, due to the expectation of how many additional circuits they may need in that location going forward.

So, typically, a chassis ships not full, is the short answer, but it varies.

Rick Schafer: Oh, but not full, meaning like less than 50 percent? Or closer to 25 or ...

Tom Burkardt: It varies. It’s hard to say.

Rick Schafer: OK.

Tom Burkardt: But, let’s — they typically always plan for growth.

Rick Schafer: OK. Great. Thanks a lot.

Operator: We’ll go now to Sam Wilson with JMP Securities.

(John Coyle): Yes. Good afternoon. This is (John Coyle) for Sam. Just a few questions.

What will you do with the facilities in Massachusetts? Will WaveSmith still remain based there?

Gary Smith: (John), this is Gary. Yes. The answer is yes. We want to keep the team, you know, intact and focused. And there’s no reason to do otherwise.

(John Coyle): OK. Next question was, since CIENA made the investment back in October, did, during the partnership with WaveSmith, was — did CIENA recognize any revenue?

Joseph Chinnici: No.

(John Coyle): And will this have any effect on CIENA’s relationship now with (Equipe)?

Gary Smith: (John), this is Gary. No. We will, you know, maintain our relationships with (Equipe), you know. The strategy from the get-go was for, you know, (Equipe) to look at the core of the ATM network, and really for WaveSmith to be more towards the edge. So it shouldn’t change that.

(John Coyle): Great. And the last question, it seems — correct me if I’m wrong — WaveSmith’s customer base to-date has all been in the U.S.

Could you address just the international opportunity for the...

Gary Smith: Yes, I mean, one of the reasons that, you know, we decided to, you know, strengthen the relationship at this time, the expression is, that, you know, we do see some opportunities internationally.

There was a, you know, there’s some very large networks that are, was deployed by the incumbents, you know, in terms of ATM and frame, particularly in Europe. And, you, we do see opportunities there, you know, and we need to make sure that we address those. But they’re at the very early stage of qualification.

(John Coyle): How about DSL internationally?

Male: Yes. I mean in the various, you know, primary countries in Europe, DSL is being deployed, you know, very aggressively.

And Beth, you want to...

Elizabeth Perry: Yes. (John), let me just add one other thing on the international front. One of the things that we are so excited about with the DN platform is its architecture is ready to move into the MPLS part of the product.

And internationally, we’re going to approach that with the MPLS offering and then back in to the ATM and frame because they still bring in those services across an MPLS fabric.

(John Coyle): Great. Thanks a lot.

Operator: Dennis Gallagher, Soundview.

Dennis Gallagher: Asked and answered. Thank you very much.

Operator: Just a reminder, to ask a question, star-one. We’ll go to Chris Fischer with Raymond James.

Chris Fischer: Yes. If we could talk about the SBC deployment, you talk about DSL aggregation. Is that strictly through (DCMs) or would it be DSL through digital loop carriers?

Male: Chris, you know, I think as Tom indicated, you know, that’s really for SBC to articulate. I think we’d be a little uncomfortable getting into the detail of that application, to be honest, Chris.

Chris Fischer: OK. And is it also fair to say that SBC Services is in region and out of region?

Male: Well, I guess — let’s cover the question another way. You know, Chris, I really think that that’s really for SBC to articulate if they want to do that. I think that’s — you know, it’s way too specific to a particular customer.

Chris Fischer: OK. Let me back up one level then. Are there other opportunities at the RBOCs or the product? And if so, what are your expectations of the timing of those opportunities?

Male: Why don’t we — why don’t we split that question? Why don’t we talk about the, sort of, applications that we see there? And then, I’ll take the time. And, Tom, do you want to talk about sort of applications that we see, you know, in addition to the generic perspective?

Tom Burkardt: Yes. We — as I might have said earlier, we see a — we see some new opportunity. We see a lot of cap and grow opportunity. (DSI aggregation) is just one of several applications.

Remember that the majority of the IP traffic going through the Internet is still carried on frame relay. We seem to be talking a lot about ATM. But we have a lot of frame opportunity, as well. So we see all of those in carriers, again tier two, as well as tier one.

Male: You know, and I think in terms of timing, Chris, you know, as we’ve said, I think now we’ve cemented the relationship that really allows us to, you know, go more aggressively at some of those applications on a broader basis, you know.

But I think it’s still fairly early days for that. So I think it’ll be, you know, sort of, 2004 before we, you know, start to get, you know, good penetration of that if we’re successful.

Chris Fischer: OK. Thank you very much.

Operator: Go to Ben Kadlec with Buckingham Research.

Ben Kadlec: Hi. A couple of quick questions. One is can WaveSmith be integrated with the other Edge products from ONI and the (K2)?

Male: Yes. I think — Beth, do you want to...

Elizabeth Perry: Yes. So specifically, you know, when we look at the WaveSmith product, we’re looking at, you know, the same kind of distributed intelligence and taking our LightWorks OS and carrying it across all of our platforms.

So very specific back to our comment about the MPLS, we’re going to be offering that type of capability on all of our Edge products. And they all have to talk to one another and be able to coordinate those signals across each other’s platforms.

So it allows us to get to different applications with different customers. So those who are fiber-constrained will come in with our 2500 platform and have MPLS signals that come off of that platform into a WaveSmith and vice-versa. So very much we’ll be integrating the OS across all the platforms.

Ben Kadlec: When do you expect to have MPLS capability?

Elizabeth Perry: The MPLS capabilities, we’re rolling out over the next year.

Ben Kadlec: OK. Also, what interfaces does it support? Is it a copper, optical or both?

Elizabeth Perry: All of them. You know, we have 10100 optical interfaces, OC3, OC12 and other types of electrical (DD).

Ben Kadlec: (And DD)? OK. Thanks.

Operator: We’ll take a follow-up question from Nikos Theodosopoulos with UBS Warburg.

Nikos Theodosopoulo: Yes. Thanks. Just some quick follow-ups. I guess the first one’s for WaveSmith. What’s the typical ASP for your product? You know, I guess if we were to say, you know, a fully equipped system or initial chassis, what kind of range are we looking at?

Male: Very economical, Nikos.

Nikos Theodosopoulo: So what’s that, (50,000)?

Male: There really — there really isn’t a typical ASP. There’s the 2100 and 4100 and 7100. There’s multiple varieties. There’s different board combinations. Whether there’s frame relay in the box, ATM in the box, there’s different combinations of that. So it’s — there really isn’t a typical ASP.

Nikos Theodosopoulo: OK. Well, you know, if I think of an Edge kind of platform, I’m typically thinking of an ASP, you know, in the $200,000 down range as opposed to up range. Is that — is that reasonable?

Male: I think that’s reasonable.

Nikos Theodosopoulo: OK. Second question. Was there any predetermined valuation — I guess this is for CIENA (win) — when you invested in the last round, was there any predetermined valuation if you were to acquire the company or was negotiation on the valuation just more recently and had nothing to do with the last round?

Male: Nikos, I — we’ve not shared that publicly.

Nikos Theodosopoulo: OK. The final question I guess, Gary, is for you. You know, there’s a lot of — well, there are some startups in ATM and some startups in IP out there. And you’ve invested in two ATM startups. You’ve now acquired one.

Is this, you know, your view that ATM is going to be more — well, I guess my question is why have you decided to go that way? Is it — you know, do you think there’s a better chance for success in revenue there in the next few years? Does it — does this — will allow you guys looking at the IP layer, as well or how do you look at that?

Male: Beth, why don’t you take the first part of that?

Elizabeth Perry: You know, really how we look at it and the reason we went with an ATM type of fabric first is, you know, we sell to the tier one, tier two carriers. And where they make their revenue is very much in the ATM and frame and private line services.

And that’s what we offer on our products. And they are moving into then carrying that and using an MPLS frame, as well. So we specifically, you know, think that this is a great transitional story for the carriers that we are focused on.

Male: And the other thing I’d add, Nikos, is it really addresses, you know, an immediate (pain) specifically for some of the RBOCs and we believe for some of the PTTs, as well. So that’s why we went into this adjacent space as opposed to something that was, you know, further away from us.

Nikos Theodosopoulo: OK. OK. All right. Thank you.

Operator: Jim Parmelee, with Credit Suisse First Boston.

Jim Parmelee: Thank you. Two questions, I guess for WaveSmith or Tom first on the six customers. Is a — is a frame relay service application, is that one of the six deployments you have up until now? And secondly, was there an additional bidder or bidders for the — for the — for the company? Thanks.

Tom Burkardt: On the second part, I won’t comment on that, Jim. Good to hear from you, though. On the — on the first part, yes, we do have some frame out there.

Jim Parmelee: Thank you.

Operator: And we have a follow-up from Steve Levy with Lehman Brothers.

Steve Levy: I’m going to try Nikos’ question a little bit differently and not so much focus on the actual value but whether there were any sort of trigger events that the value might have changed after a certain period of time or a certain event.

Male: Let me — let me — let me try and answer in broad terms, Steve. You know, we’ve not divulged what the details of the existing deal that we had with WaveSmith.

But in terms of the timing, you know, as I think we’ve said in some of our comments, you know, it’s really a combination of issues, you know, some of the — and predominately, the amount of traction that we were seeing, you know, clearly, you know, with the announced SBC win.

And, you know, we’d had time to get to know the folks at WaveSmith and to get to know the product and the space. And so, it was really an ideal way of making these kind of acquisitions.

And we were comfortable, you know, given the amount of experience that we’d had on both parties that it was the right thing to do in terms of timing. So, you know, I wouldn’t look for the contractual stuff. I’d look for the business drivers.

Steve Levy: So there might be contractual stuff but what really drove it is the...

Male: You’re really working hard on that, aren’t you, Steve?

Steve Levy: I could work a lot harder.

Male: No. It really was driven by, you know, what we saw (are) the market drivers.

Steve Levy: OK. Fair enough. Thank you.

Male: Thanks, Steve.

Operator: This concludes today’s question-and-answer session. We’ll turn the conference back to Mr. Smith for any additional or closing remarks.

Gary Smith: I’d like to thank everybody for joining us at short notice and for your continued support. And we look forward to talking with you soon. Thank you.

Operator: This does conclude today’s conference call. You may disconnect at this time. We do appreciate your participation.

Male: Is our line still open? Hello.

END

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     This call transcription includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/WaveSmith Networks transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from these expectations. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of WaveSmith Networks, including approval by the stockholders of WaveSmith Networks; the risk that the CIENA and WaveSmith Networks businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and WaveSmith Networks’ business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2002 and its Quarterly Report on Form 10-Q for the

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     CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from WaveSmith Networks stockholders. WaveSmith Networks, Inc., its directors, executive officers and certain other members of management and employees may be soliciting proxies from WaveSmith Networks stockholders.

     INVESTORS ARE URGED TO READ THE PROXY STATEMENT — PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT — PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA MAY BE OBTAINED, WHEN THEY BECOME AVAILABLE, FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR WAVESMITH NETWORKS. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO WAVESMITH NETWORKS MAY BE DIRECTED TO: WAVESMITH NETWORKS, INC., 35 NAGOG PARK, ACTON, MA, 01720, ATTENTION: CORPORATE COMMUNICATIONS.